Exhibit 23.1
CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in Registration Statement No. 333-165225 on Form S-8 of our report dated June 16, 2011, relating to the financial statements of AdvanceMed Corporation for the year ended April 1, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph indicating the financial statements have been prepared from the separate records maintained by Computer Sciences Corporation and such financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if AdvanceMed had been operated as an unaffiliated entity and that certain assets, liabilities and expenses represent allocations of investments and costs from Computer Sciences Corporation) appearing in this Current Report on Form 8-K/A (Amendment No.1) of NCI, Inc.
DELOITTE & TOUCHE LLP
McLean, VA
June 17, 2011